MOONSHOT JUNIOR INC.
FINANCIAL STATEMENTS
Year Ended December 31, 2021

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors

Moonshot Junior Inc.

Encinitas, CA 92024

We have reviewed the accompanying financial statements of Moonshot Junior Inc. (C-Corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in owner's equity and cash flows for the year then ended, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Moonshot Junior Inc. and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Ernest l. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

August 21, 2022

MOONSHOT JUNIOR INC.
Balance Sheet
As of December 31, 2021

		2021
ASSETS		
Cash	$	1,158,892
Accounts Receivable		27,718
Inventory		112,599
Total Current Assets	$	**1,299,209**
Non-current assets		
Intangible Assets		
Curriculum (net)	$	800,072
Total Non-current Assets	$	**800,072**
TOTAL ASSETS	$	**2,099,281**
LIABILITIES		
Current Liabilities		
Accounts payable	$	70,690
Credit Cards		5,960
Deferred Revenue		44,305
State Taxes Payable		800
Consulting Fees Payable		475,467
Total Current Liabilities	$	**597,222**
Non-current Liabilities		
Notes Payable	$	675,243
SBA Loan		8,000
SAFE		2,665,220
Total Non-current Liabilities	$	**3,348,463**
TOTAL LIABILITIES	$	**3,945,685**
OWNER'S EQUITY		
Common Stock par value $0.0001	$	895
20,000,000 shares authorized, 8,950,000 issued		
Additional Paid-in Capital		6,105
Treasury Stock		(38)
Accumulated Deficit		(1,853,366)
TOTAL EQUITY	$	**(1,846,404)**
TOTAL LIABILITIES AND OWNER'S EQUITY	$	**2,099,281**

See accompanying notes and accountant's review report

MOONSHOT JUNIOR INC.
Statement of Changes in Owner's Equity
Year Ended December 31, 2021

		2021
OWNER'S EQUITY - BEGINNING		
Owner's Equity	$	(407,215)
TOTAL	$	(407,215)
Subtract:		
Net Loss	$	(1,439,189)
TOTAL	$	(1,439,189)
OWNER'S EQUITY - ENDING	$	(1,846,404)

MOONSHOT JUNIOR INC.
Income Statement
For the Year Ended December 31, 2021

		2021
Revenue	$	463,683
Interest		156
Less: Cost of Goods Sold		(58,131)
Gross Profit	$	405,708
Expenses		
Advertising	$	207,627
Amortization		161,139
Business Tools		91,244
Commissions and Referrals		34,360
Consulting		685,441
Donation		1,101
Dues and Subscriptions		1,839
Interest		7,534
Miscellaneous		6,780
Office		13,837
Outside Services		580,708
Service and Transaction Fees		46,330
Shipping		3,265
Taxes		939
Travel and Entertainment		2,753
Total Expenses	$	1,844,897
NET INCOME	$	(1,439,189)

MOONSHOT JUNIOR INC.
Statement of Cash Flows
Year Ended December 31, 2021

		2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(1,439,189)
(Increase) decrease from operating assets		
Accounts Receivable		(24,588)
Inventory		(69,269)
Amortization		161,139
Increase (decrease) from operating liabilities		
Accounts Payable		55,261
Credit Cards		5,960
Consulting Fees Payable		475,467
Accrued Interest		(1,068)
Deferred Revenue		44,305
Sales Tax Payable		800
Net cash provided by operating activities	$	(791,182)
CASH FLOWS FROM INVESTING ACTIVITIES		
Curriculum	$	(685,475)
Net cash provided by investing activities	$	(685,475)
CASH FLOWS FROM FINANCING ACTIVITIES		
Long-term Liabilities	$	2,560,701
Net cash used in financing activities	$	2,560,701
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	1,084,044
CASH AND CASH EQUIVALENTS, beginning of year	$	74,848
CASH AND CASH EQUIVALENTS, end of year	$	1,158,892

Interest Paid	$	7,534
Taxes Paid	$	800

MOONSHOT JUNIOR INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2021

NOTE A – THE ORGANIZATION

Nature of operations

The Company is a Silicon Valley-based startup, that is remodeling the concept of empowering today's builders and innovators and turning them into tomorrow's professionals and entrepreneurs. The Company's cutting-edge platform and products strive to uncover and nurture the STEAM skills in children. The platform is an overlay around the ideas, projects, and products straight out of the creative minds of children between 7-17 years, with some guidance from subject-matter experts where necessary. The Company takes pride in helping any child who has questions, ideas, and above all, curiosity, for building anything. Kids interact, ideate, learn and work closely with the Company until their products are launched on our platform. These products are widely loved and purchased by other parents and children for education and inspiration, thus furthering the circle of innovation by young minds.

Revenue

The Company acquires the bulk of its revenue from providing services over the internet to customers worldwide. Revenues from services for the year 2021 are $463,683.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There are no cash equivalents as of December 31, 2021. The Company's cash balance is $1,158,892 at December 31, 2021.

Taxes

Income

The Company does not have a provision for federal income tax liability account for 2021. They are in the early revenue phase and income/loss for 2022 is expected to be similar to 2021. State franchise tax for California is paid based on the state minimum amount due of $800 per year. A state tax payable account holds this amount at year end. All federal and state tax filings are current. The Company has a net operating loss carry forward for tax purposes and it is not readily determinable that future benefit will be received from it. The company also does not have a provision for deferred tax assets or liabilities. At this time, it is believed that the probability of recovering deferred tax assets is not determinable with any sufficient degree of certainty.

The Company has approximately $1,664,430 of federal net operating loss (NOL) carryforwards that may be used to offset future taxable income.

NOL Carryover

2021	$1,354,873
2020	$260,158
2019	$49,399

A two-step approach is used to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of the related appeals or litigation processes. The second step is to measure the tax benefit at the largest amount, which is more than 50% likely of being realized upon the settlement. Adoption of such guidelines do not have a material effect on the financial statements. As of December 31, 2021, there are no uncertain tax positions.

Sales

The Company expects to monetize on a worldwide basis dependent on consumer demand. Currently there are no provisions for state or foreign income taxes, beyond the California minimum franchise tax, or sales and use tax. The Company assess potential tax liability as a part of routine financial planning.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company follows accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration that is expected to be received for those good or services.

Research and Development Costs

Research and development costs are incurred in developing prototypes and inventing and testing products. The company expenses all research and development costs as incurred. For the year ended December 31, 2021, the company had no research and development costs

The Company incurs research and development costs during the process of researching and developing our technologies and future offerings. Research and development costs consist of third-party product design consultants and contractors. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Equity Offering Costs

The Company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs). As of December 31, 2021, there are no deferred cost being held.

Inventories

Inventories are stated at lower of cost or net realizable value. Inventories are reviewed on a periodic basis for identification and write off of slow moving, obsolete and impaired inventory. There is inventory of $112,599 as of December 31, 2021.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for the year 2021 are $207,627.

Capitalization Policy

Assets over $1,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture and fixtures 3 years. Depreciation expense and accumulated depreciation for the year is $0. The Company holds no capital assets as of December 31, 2021.

Amortization

In 2020 and 2021, Moonshot has built hardware kits, pre-recorded videos, online library, and other material for robotics & home automation stream for middle schoolers. Amortization is computed using a mid-month straight line method over the estimated useful life of four years. Current year amortization is $161,139 and accumulated amortization is $197,573 at December 31, 2021.

NOTE C – ACCOUNTS RECEIVABLE

Accounts receivable consists of amounts due from third-party collectors primarily Amazon Inc. At December 31, 2021, $27,718 was due from third-party collectors.

NOTE D – CURRICULUM

The Company holds intangible assets in a curriculum account. Moonshot has built hardware kits, pre-recorded videos, online library and other material for robotics & home automation stream for middle schoolers. The Curriculum assets total $997,645 at December 31, 2021 with accumulated amortization of $197,573.

NOTE E – ACCOUNTS PAYABLE AND CREDIT DEBT

At year end 2021, the Company had $70,690 in accounts payable to vendors and distributors. As well, they held credit card debt of $5,960 at December 31, 2021.

NOTE F – DEFERRED REVENUE

The deferred revenue account holds amounts received for services that will be earned in a future period at December 31, 2021, the Company held $44,305 in this account.

NOTE G – CONSULTING FEES PAYABLE

Consulting fees for services received but not yet paid are held in a payable liability account There is $475,467 in consulting fees payable at December 31, 2021.

NOTE H – SBA LOAN

On May 29, 2020, the Company received loan proceeds of $8,000 under the Economic Injury Disaster Loan Program (EIDL) program from the U.S. Small Business Administration. The loan is payable in monthly installments of $35 and accrues interest at the rate of 3.75% per annum. Payments begin 12 months from, and will be due in 30 years from, the date of the loan.

NOTE I – NOTES PAYABLE

Note Payable to Founder

From time-to-time, the Company's founding members advance the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand. At year-end 2021, $254,100 was due to the founder.

Future Equity obligations – Crowdfunding

If there is Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. Liquidity Event and Dissolution Event: If there is a Liquidity or dissolution Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity or dissolution Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

The restricted non-voting securities were issued via crowdfunding in August 2020. These securities will not earn dividend. In exchange for the payment, the Company issues to the investors the right to certain shares of the Company's capital stock. The "Valuation

Cap" is $8,000,000. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to restrictions) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

The amount held from a WeFunder campaign is $272,060 at December 31, 2021. SAFEs in the amount of $2,937,281 are issued at December 31, 2021.

Convertible promissory notes, 5%, due 12/31/2023

Automatic Conversion. In the event the Company closes a Qualified Financing on or prior to the Maturity Date, all of the principal and accrued interest then outstanding under the Note shall be automatically converted into shares of preferred stock issued in the Qualified Financing at the closing thereof, and such shares have the same terms and conditions as those given to the investors in the Qualified Financing. The number of shares issued upon conversion shall be equal to the Obligations divided by the lower of (i) the Discount Price and (ii) the Conversion Price.

Optional Conversion. In the event the Company closes a Qualified Financing after the Maturity Date, at the option of the Holder, all of the principal and accrued interest then outstanding under the Note may be converted into shares of preferred stock issued in the Qualified Financing at the closing thereof, and such shares have the same terms and conditions as those given to the investors in the Qualified Financing. The number of shares issued upon conversion shall be equal to the Obligations divided by the lower of (i) the Discount Price and (ii) the Conversion Price.

The amount of convertible promissory notes payable at December 31, 2021 is $40,000.

Notes Sweat Payable

As of December 31, 2021, $109,083 is due and payable for services performed for the Company.

NOTE E – COMMON STOCK

As of December 31, 2021, the Company has 20,000,000 shares of stock authorized with a par value of $0.0001 per share. The issued common stock at year-end 2021 is 8,950,000 with a total value of $895.

7. Stock Option Plan

On December 13, 2019, the Company granted to each shareholders an option to purchase the Company's stock at $0.01 per share, which is equal to the estimated fair value of the stock on the date of grant. The options vest four years from the date of grant and are exercisable from then through a period of 4 years from the date of grant. Using the FAS123R, the average term of the options will be five years. The Company accounts for any forfeitures or cancellation of options when they occur. As of December 31, 2021, there are 1,162,000 options outstanding.

NOTE H – RISK MANAGEMENT AND UNCERTAINTY

Operations

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include public health epidemics or outbreaks, recession, downturn or otherwise, competition from large companies entering the market. These adverse conditions could affect the Company's financial condition and the results of its operations.

Insurance

The Company is exposed to various risks of loss related to tort, theft of, damage to and destruction of assets, errors and omissions, and job-related illness or injuries to employees for which it carries commercial insurance to cover the risk of loss for both property and business liability. There are no known claims of incidents that may result in the assumption of material claims arising from potential losses as of December 31, 2021.

Pandemic

In December 2019, COVID-19 emerged and has subsequently spread worldwide. The World Health Organization has declared COVID-19 a pandemic resulting in federal, state, and local governments and private entities mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining of people who may have been exposed to the virus.

As the COVID-19 pandemic is complex and rapidly evolving, the Company reassess planning as situations, laws, and regulations are issued and change. At this point, the Company cannot reasonably estimate the duration and severity of this pandemic, which could have a material adverse impact on business, results of operations, financial position, and cash flows.

NOTE I – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern. In prior years, the company had suffered significant loses. Management believes it is poised to incur less losses in the future.

The Company's online platform can teach 100's of student simultaneously and is ready. Development of their website was completed in 2020 and accordingly maintenance of website expense should be minimal in future years. Management is of the opinion that going concern is not an issue.

NOTE J - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 21, 2022, the date that the financial statements are available to be issued.